IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS ASSAY RESULTS FROM THE ASTORIA AREA DRILLING PROGRAM ON THE ROUYN GOLD PROJECT, QUEBEC; DRILLING RESUMES ON LAC GAMBLE AREA

Toronto, Ontario, March 3, 2021 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces assay results from its 2020 exploration diamond drilling program completed on the Astoria Target Area at the Rouyn Gold Project (the "Rouyn Project") optioned from Yorbeau Resources Inc. ("Yorbeau"). The Rouyn Project is located 4 km south of Rouyn-Noranda, Québec, and approximately 45 kilometers southwest of IAMGOLD's Westwood operation.

The Company is reporting assay results from eleven (11) diamond drill holes, totaling 5,950 metres drilled on the Astoria area, located approximately one kilometre east of the Lac Gamble Zone. Two (2) drill holes were abandoned or did not reach the target zone due to excessive deviation.

The assay results reported herein are provided in Table 1, below, and include the following highlights (a longitudinal section illustrating the drilling program on the Astoria Area is attached to this news release):

Astoria Area – Upper Piché Zone:

- **Drill hole AS-20-773A: 2.0 metres grading 13.2 g/t Au**

- **Drill hole AS-20-775: 2.8 metres grading 7.5 g/t Au**
  includes: 0.8 metres grading 15.0 g/t Au

- **Drill hole AS-20-775W: 7.6 metres grading 9.7 g/t Au**
  includes: 2.0 metres grading 29.3 g/t Au

Astoria Area – Lower Piché Zone:

- **Drill hole AS-17-669W: 2.0 metres grading 7.6 g/t Au**

- **Drill hole AS-20-772: 11.1 metres grading 3.7 g/t Au**
  includes: 1.0 metres grading 23.5 g/t Au

Astoria Area – Main Zone:

- **Drill hole AS-20-772: 6.1 metres grading 3.4 g/t Au**
  includes: 3.0 metres grading 6.2 g/t Au

- **Drill hole AS-20-776: 14.0 metres grading 3.4 g/t Au**
  includes: 7.0 metres grading 5.6 g/t Au

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "The completion of this program has provided important information to assess the potential of the historic Astoria deposit. The program was conducted in accordance with well-established Company-wide health and safety protocols to manage the impacts of the COVID-19 pandemic. These results will be used to update our geological models and help guide our exploration program to continue to assess the resource potential for this area. Drilling has now resumed at Lac Gamble and will include the completion of selected infill holes, as well as geotechnical drill holes to assess rock quality of the host rock units."

The objective of the Astoria area diamond drilling program was to test selected priority targets proximal to the known mineralization to evaluate for the presence and continuity of mineralized extensions with potential to outline a resource.

The program successfully intersected the targeted sheared Cadillac-Piché corridor, which hosts several mineralized zones. At Astoria, mineralized zones are associated with alteration varying from several metres to greater than ten metres in width, hosted in the ultramafic rocks of the Piché Group, exhibiting variable carbonatization, fuchsite, silicification, crosscut by a network of white quartz and brown tourmaline stockwork veins and breccias, which define the Upper and Lower Piché zones. Gold mineralization occurs as small specks of visible free gold associated with minor sulphides in quartz-tourmaline veinlets.

A mineralized zone, referred to as the Main zone, is also observed at the contact with the sedimentary sequence bordering the south contact of the Piché Group and is characterized by grey quartz veinlets containing rare visible gold and up to 10% disseminated to narrow massive bands of Arsenopyrite adjacent to the veins. Occasionally similar mineralization is also observed exclusively hosted in sediments and is referred to as the Footwall zone.

Next Steps

The ongoing global COVID-19 pandemic and local availability of drill rigs continues to impact the pace at which planned exploration activities are advanced. However, exploration drilling has resumed at the Rouyn Project and a 14,000 metre diamond drilling program is planned in 2021 to further delineate the Lac Gamble and Astoria zones. The program will also include the evaluation of the resource potential of other selected targets, including in the Cinderella and Augmitto areas located further west of the Lac Gamble zone. Currently, a geotechnical drilling program has commenced to assess rock quality of the host rock units at Lac Gamble.

The assay results from the drilling programs will be integrated with the existing geological, geochemical and structural information to support the development and refinement of preliminary deposit models on the property to support a future potential maiden resource estimate.

About the Rouyn Gold Project

The Rouyn Gold Property is located about 4 km south of Rouyn-Noranda, Quebec. With a long history of mining, the city of Rouyn-Noranda offers many advantages for mining and exploration, including political and social stability, good access and infrastructure, skilled mining personnel, and one of the most mining-friendly jurisdictions in the world.

The property covers a 12-kilometre stretch of the Cadillac-Larder Lake Break and contains four known gold deposits along the 6-km Augmitto-Astoria corridor situated on the western portion of the property. Two of the four deposits, Astoria in the east portion of the 6 km segment and Augmitto in the west portion of the segment, benefit from established underground infrastructure and have been the subject of technical reports that include resource estimates that were previously filed in accordance with Regulation NI 43-101.

The Lac Gamble zone is located between the Augmito and the Astoria deposits. The exploration target potential at Lac Gamble is interpreted to be between 400,000 and 600,000 ounces of gold at a grade between 7.0 and 8.5 g/t Au. The potential quantity and grade of the exploration targets referred to are conceptual in nature and insufficient exploration work has been completed to define a mineral resource. The property may require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being delineated. The exploration targets are consistent with similar deposits in the area, deposit models or derived from initial drilling results.

IAMGOLD signed a definitive option agreement in December 2018, whereby IAMGOLD has the option to acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company is required to complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return production royalty, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million. IAMGOLD is currently in the third year of the option agreement.

ASTORIA
Surface
PUITS OUEST
PUITS EST
Trench
AS-20-772
LPZ: 11.1 m grading 3.7 g/t Au
Incl. 1.0 m / 23.5 g/t Au
MZ: 6.1 m grading 3.4 g/t Au
741W
AS-20-776
MZ: 14.0 m grading 3.4 g/t Au
Incl. 7.0 m / 5.6 g/t Au
774
AS-17-669W
UPZ: 5.5 m grading 3.3 g/t Au
LPZ: 2.0 m grading 7.6 g/t Au
AS-20-775W
UPZ: 7.6 m grading 9.7 g/t Au
Incl. 2.0 m / 29.3 g/t Au
AS-20-775
UPZ: 2.8 m grading 7.5 g/t Au
Incl. 0.8 m / 15.0 g/t Au
AS-20-773A
UPZ: 2.0 m grading 13.2 g/t Au
AS-20-773AW
UPZ: 8.3 m grading 2.7 g/t Au
LPZ: 15.5 m grading 1.9 g/t Au
Incl. 4.1 m / 4.5 g/t Au
LEGEND
2020 Drill holes disclosed
UPZ : Upper Zone
LPZ: : Lower Piché Zone
MZ : Main Zone
2019 Drill holes previously disclosed
Historical drill holes
g/t /m
MINERALIZED ZONE CONTOURS
Metal Factor > 25 g/t*m
Metal Factor > 15 g/t*m
0
100m
200m
1: 5000
Astoria Area – Longitudinal Section
(Longitudinal Section of the Main Shear Zone)

Figure 1 – Rouyn Gold – Lac Gamble zone longitudinal section and highlighted 2020 assay results

Table 1 : Rouyn Project Drilling Results - 2020 Astoria Drilling program

Hole No.	UTM NAD83 Zone 17			AZ	DIP	Depth / length	from	To	Interval	True Width [1]	Au [2] [3]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
AS-17-669W [4]	646,229	5,340,055	2,949	170	-85	342.10	560.00	565.50	5.50	3.99	3.33	Upper Piché Zone
Including (3)							563.00	565.50	2.50	1.81	5.25	
							592.00	594.00	2.00	1.47	7.63	Lower Piché Zone
							600.40	605.00	4.60	3.38	0.87	
							630.65	631.65	1.00	0.75	3.96	Main Zone
							635.00	636.00	1.00	0.75	2.81	
							676.00	677.20	1.20	0.91	1.77	Footwall Zone
AS-19-741W [4]	645,961	5,340,003	2,986	182	-78	303.00	551.00	558.00	7.00	5.44	1.24	Lower Piché Zone
							612.00	614.00	2.00	1.61	2.99	Footwall Zone
AS-20-771	646,019	5,340,144	3,295	215	-68	642.00	No significant results - Did not reach the targeted Zone due to excessive deviation					
AS-20-772	646,019	5,340,143	3,295	200	-66	651.00	522.00	524.00	2.00	1.55	1.24	Upper Piché Zone
							541.50	543.00	1.50	1.17	4.60	Lower Piché Zone
							545.90	557.00	11.10	8.66	3.69	
Including (3)							547.00	548.00	1.00	0.78	23.50	
							580.90	587.00	6.10	4.81	3.37	Main Zone
Including (3)							583.20	586.20	3.00	2.37	6.16	
AS-20-773	645,964	5,340,059	3,305	197	-86	19.30	Abandonned due to excessive drill hole deviation					
AS-20-773A	645,963	5,340,059	3,305	197	-86	846.00	666.50	668.50	2.00	0.97	13.20	Upper Piché Zone
							672.50	677.00	4.50	2.18	1.11	
							705.00	706.50	1.50	0.73	1.71	
							752.00	753.00	1.00	0.49	2.10	Lower Piché Zone
							767.30	769.30	2.00	0.99	2.55	
							781.00	782.00	1.00	0.50	6.33	Main Zone
							821.30	822.30	1.00	0.51	3.60	Footwall Zone
AS-20-773AW [4]	645,957	5,340,025	2,911	184	-84	402.00	647.75	656.00	8.25	4.87	2.71	Upper Piché Zone
Including (3)							649.00	652.00	3.00	1.77	4.41	
							658.50	670.50	12.00	7.08	1.19	
							701.60	717.10	15.50	9.15	1.93	Lower Piché Zone
Including (3)							713.00	717.10	4.10	2.46	4.50	
							729.40	734.00	4.60	2.79	1.39	Main Zone
Including (3)							729.40	730.40	1.00	0.61	3.60	
AS-20-774	646,216	5,340,162	3,306	180	-80	789.00	569.00	570.00	1.00	0.76	6.70	Upper Piché Zone
							587.00	591.50	4.50	3.46	0.84	Lower Piché Zone
							594.00	598.00	4.00	3.09	1.45	
							611.25	612.65	1.40	1.09	1.42	Main Zone
AS-20-775	646,043	5,340,124	3,295	185	-86	837.00	651.00	653.75	2.75	1.74	7.54	Upper Piché Zone
Including (3)							652.00	652.80	0.80	0.51	15.00	
							714.60	718.00	3.40	2.21	2.13	Lower Piché Zone
							737.00	739.50	2.50	1.68	2.79	Main Zone
							743.25	744.75	1.50	1.02	1.42	
							816.00	826.10	10.10	7.35	0.96	Footwall Zone
Including (3)							824.00	826.10	2.10	1.53	2.09	
AS-20-775W [4]	646,052	5,340,068	2,849	164	-75	378.00	638.00	645.55	7.55	5.62	9.71	Upper Piché Zone
Including (3)							638.90	640.90	2.00	1.49	29.25	
							702.00	704.00	2.00	1.54	2.86	Lower Piché Zone
							771.00	772.70	1.70	1.37	2.82	Footwall Zone
AS-20-776	645,964	5,340,059	3,306	210	-80	741.00	579.00	581.00	2.00	1.09	1.76	Upper Piché Zone
							611.75	612.75	1.00	0.54	2.50	Lower Piché Zone
							624.00	625.50	1.50	0.81	4.80	
							640.00	648.00	8.00	4.31	1.44	
Including (3)							647.00	648.00	1.00	0.54	6.36	
							666.00	680.00	14.00	7.72	3.38	Main Zone
Including (3)							668.00	675.00	7.00	3.86	5.57	

Notes:
1. True widths of intersections are estimated at at 55 to 80% of the core interval approximately.
2. Drill hole intercepts are calculated with a lower cut of 1.0 g/t Au and may contain lower grade interval of up to 3 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 2.
3. Assays are reported uncut but high grade sub-intervals are highlighted.
4. Drill holes with the suffix W are wedge cuts from previously drilled master holes.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 ("NI 43-101") Standards of Disclosure for Mineral Projects.

The Qualified Person ("QP") responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a QP for the purposes of NI 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted QP. The QP has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's and Yorbeau's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by geologists and then sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to AGAT laboratories in Val d'Or, Quebec, and Mississauga, Ontario. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. AGAT prepare analytical pulps at their facilities located in Val-d'Or and processed the pulps at their Mississauga laboratory which is ISO / IEC 17025:2005 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are processed with a protocol involving fine grinding of the entire sample, followed by metallic screen analysis of the entire pulverized material. Insertion of duplicate, blanks and certified reference standards in the sample sequence is done in all drill holes for quality control.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm®, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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